UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011

On November 16, 2011, the registrant issued a press release pertaining to its results of operations for the three months ended September 30, 2011. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated interim financial statements presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and
Chief Accounting Officer

Date: November 16, 2011

3Q11

3Q11
Earnings Release
Conference Call

English Conference Call
Nov. 17th, 2011
11 a.m. (US EST)
1 p.m. Buenos Aires time
2 p.m. São Paolo time
5 p.m. Luxembourg time

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro reports Adjusted EBITDA of $50.1 million in 3Q11, bringing 9M11 Adjusted EBITDA to $125.9 million

Luxembourg, November 16th, 2011 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the third quarter of 2011. The financial and operational information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance						
$ thousands	**3Q11**	**3Q10**	**Chg %**	**9M11**	**9M10**	**Chg %**
Gross Sales	161,529	123,585	30.7%	396,400	278,886	42.1%
Adjusted EBITDA (1)						
Farming & Land Transformation	15,585	7,051	121.0%	59,294	29,864	98.5%
Sugar & Ethanol	42,885	22,596	89.8%	86,886	26,758	224.7%
Corporate Expenses	(8,367)	(3,573)	134.2%	(20,213)	(15,649)	29.2%
Total Adjusted EBITDA	**50,103**	**26,074**	**92.2%**	**125,967**	**40,973**	**207.4%**
Net Income	30,080	(18,967)	- %	58,177	(89,547)	- %
Farming Planted Area (Hectares)	192,207	183,454	4.8%	192,207	183,454	4.8%
Sugarcane Plantation Area (Hectares)	63,104	54,352	16.1%	63,104	54,352	16.1%

- Adecoagro recorded Adjusted EBITDA of $50.1 million in 3Q11 (adjusted EBITDA margin of 31.0%), representing a 92.2% increase compared to 3Q10.
- Accumulated Adjusted EBITDA for 9M11 stands at $125.9 million (adjusted EBITDA margin of 31.8%), $85.0 million or 207.4% higher than 9M10.
- Net income has grown by $49.0 million in 3Q11 and $147.7 million in 9M11 compared to the same period of the previous year.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of gross sales.

3Q11

The Farming and Land Transformation businesses’ Adjusted EBITDA grew 121.0% in 3Q11 compared to 3Q10, from $7.1 million to $15.6 million. Year-to-date Adjusted EBITDA stands at $59.3 million, 98.5% higher than the previous year. This increase was mainly driven by an expansion in planted area, higher rice and coffee yields and price increases across several agricultural commodities.

The Sugar, Ethanol and Energy business continues to deliver good operating and economic results throughout 2011. Sugarcane crushing in 3Q11 grew 7.2% to a total of 1.78 million tons, generating an Adjusted EBITDA of $42.9 million and an Adjusted EBITDA margin of 50.5%, outperforming 3Q10 by 89.7% and 63.9% respectively.

Net income in 3Q11 totaled $30.1 million, $49.0 million above 3Q10, mainly due to good operating results, together with a $30.9 non-cash gain generated by the mark-to-market value of our sugarcane plantations. These gains were partially offset by a $22.8 million non-cash loss in financial results, generated by the impact of the Brazilian Real depreciation on Adecoagro’s outstanding debt denominated in foreign currency and the mark-to-market of financial derivatives related to currency hedges.

Market Overview

During the beginning of the third quarter, agricultural commodities remained unaffected by the uncertainty and volatility affecting global equity markets. As concerns about global recession persisted, coupled with an increasing uncertainty about the Euro zone debt crisis, agricultural commodities faced a downward correction during September, as asset managers reduced their long positions. The Grain Stocks Report published on September 30, 2011 by the USDA increased the bearish sentiment due to higher than estimated U.S. corn inventories reported. Nevertheless, supply and demand fundamentals remain tight, and renewed buying interest in agricultural commodities continues to support prices. Regarding the sugar and ethanol market, the quarter was dominated by conflicting forces, including price-negative factors like the depreciation of the Brazilian Real, and price-positive fundamental factors such as the decrease in the size of the Brazilian harvest estimate, primarily due to the drought suffered during 2010 and the impact of the frost and sugarcane flowering that affected the Brazilian center-south region during mid 2011.

Strategy Execution

Sugar, Ethanol and Energy Expansion

The development of the Ivinhema mill in Mato Grosso do Sul is advancing as planned, and is on target to begin milling in 2013. During 3Q11, we have negotiated the acquisition of critical industrial equipment, including the boiler, turbines, generators, cane mills, ethanol distillery, among items, necessary for the first phase of the project. Soil preparation has been completed and we have begun laying the foundations for the industrial site and assembling the structure for the boiler. We expect to reach 2.0 million tons of nominal crushing capacity at the Ivinhema mill in 2013.

The agricultural capital expenditures and development of sugarcane plantations are also on schedule. We have already entered into lease agreements for a significant amount of the sugarcane area we expect to plant during 2012, and have negotiated the acquisition of the planting and harvesting machinery. We also expect that Ivinhema mill will reach 4.0 million tons of nominal crushing capacity in 2015 (phase II) and full capacity of 6.3 million tons (phase III) in 2017. The Ivinhema mill is located 45 km south of our existing and operational Angelica mill, which when the Ivinhema mill is completed will

3Q11

form a cluster of 10.3 million tons of crushing capacity that will generate significant synergies and cost efficiencies.

We will finance the construction of the Ivinhema mill using the proceeds from our IPO, operating cash flow and debt financing.

Farmland Expansion

During the 3Q11 and the first days of November 2011, Adecoagro expanded its farmland portfolio by incorporating 13,003 new hectares, for a total investment of $47.7 million.

This expansion represents an attractive opportunity for Adecoagro to continue generating value through the tranformation of underproductive land and expanding its production of agricultural commodities. Through the implementation of our sustainable production model, based on no-till farming, crop rotation, integrated pest management, balanced fertilization and other best practices, we aim to continue improving the quality and productivity of this farmland in order to maximize crop yields and margins.

Moreover, we believe this new farmland has the potential to produce value added products and specialty crops, such as high oleic sunflower, or to transform vegetable protein into animal protein through dairy facilities and feed lots.

After several months of analyzing and negotiating farm deals, we have executed these attractive opportunities that meet Adecoagro’s growth strategy. Through this expansion, Adecoagro has increased its land portfolio from 282,898 to 295,801 hectares spread throughout the most productive regions of Argentina, Brazil and Uruguay. Adecoagro will continue implementing its growth strategy through the acquisition of farmland with high transformation and productive potential and attractive return on invested capital.

Value Creation through Land Transformation

As of September 30, 2011, Cushman & Wakefield updated its independent appraisal of Adecoagro’s farmland. Adecoagro’s 292,401 hectares were valued at $899.1 million, $115.5 million higher than Cushman & Wakefield’s previous appraisal.

Net of farm sales (La Macarena farm sold in 4Q10 - 5,086 hectares) and farm purchases (9,603 hectares acquired in 3Q11) closed during the period in between both valuations, our farmland portfolio has increased its value by $105.6 million or 14.0%, since September 30, 2010.

This value creation is driven by (i) the transformation of underutilized or undermanaged cattle land into high yielding crop and rice farmland; (ii) the ongoing transformation and productivity improvement of all our farmland through our sustainable production model focused on cutting edge technology and best practices, such as, no-till farming, crop rotations, balanced fertilization, integrated pest management and water economy; and (iii) the increase or decrease in relative commodity and input prices.(2)

(2) The Cushman & Wakefield farmland valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2011 based on then current market conditions. This information is subject to change based on a host of variables and market conditions. Therefore, these valuations are not intended to provide an indication of the sale price of our properties. Their inclusion in this earnings release is for informational purposes only and investors should not rely on these valuations as the current value of our properties may be materially different from these valuations. For additional information concerning the methodology employed in these valuations please see “Item 4 – Information on the Company – Business Overview – Our Farms – Apprisal of Farms” in our Annual Report on Form 20-F for the year ended December 31, 2010.

3Q11

Environmental Sustainability

RTRS Certification

On August 22, 2011, Adecoagro’s soybean operations were certified by the Round Table on Responsible Soybean (RTRS). RTRS is an international multi-stakeholder initiative founded in 2006 that promotes the use and growth of responsible production of soy, through the commitment of the main stakeholders of the soy value chain and through a global standard for responsible production. It aims to improve social benefits and reduce environmental impacts of soybean production while maintaining or improving the economic status of the producers.

Adecoagro’s Carmen and Abolengo farms, located in the Argentine Humid Pampas were submitted to intensive independent audits that evaluated several principles, criteria and indicators intended to ensure the responsible management of soybean production, such as protecting areas with high conservation value, promoting best management practices, providing fair working conditions, and respecting land tenure rights.

Since its inception, Adecoagro’s business model has been focused on operational efficiency to achieve low cost balanced with environmental and social sustainability to ensure long term profitability. The RTRS certification evidences Adecoagro’s strong commitment to the highest sustainability standards. We expect this accomplishment to allow Adeocoagro to obtain premium prices for its soybean, expand its commercial opportunities and client base, and enhance the value of its assets.

Ethanol Exports to the United States

Pursuant to Adecoagro’s registration as an advanced biofuel producer under the Environmental Protection Agency’s RFS2 program in July 2011, Adecoagro took advantage of arbitrage opportunities during 3Q11 and entered into agreements to export ethanol to the United States. Adecoagro’s strategic position as a sustainable producer of sugarcane-based ethanol has allowed us to seize this arbitrage window and capture cash premiums for renewable fuels, generating attractive spreads compared to domestic market prices.

Recent Developments

IDB Loan Amendment

On November 15, 2011, Adecoagro executed an agreement with the Inter-American Development Bank (IDB) to amend the A/B secured senior loan facility, which was entered into by its Argentine subsidiaries and IDB in December 2008.

Pursuant to the agreement, the IDB and a group of commercial banks participating in the B-Loan, have agreed to: (i) increase the amount outstanding under tranche B-Loan by $30.8 million, reaching a total outstanding amount of $80 million; (ii) reduce the interest rate of both tranche A-Loan and B-Loan by 55 basis points, resulting in an average interest rate of Libor plus 451 basis points; and (iii) extend the maturity of the tranche A-Loan to 7 years and the tranche B-Loan to 5 years, including a grace period of 1 year.

The new funds received will be used by Adecoagro to continue expanding and developing its vertically integrated rice and dairy operations in Argentina. This agreement enhances Adecoagro’s strategy to maintain an efficient capital structure within a cost efficient and long term debt profile.

adecoagro
3Q11

Furthermore, this agreement is evidence of the IDB's continuing support and commitment to Adecoagro's ongoing operations and growth plans focused on economic, environmental and social sustainability.

Operating Performance

Farming Business

Farming Production Data									
Planting & Production	***Planted Area (hectares)***			***Production (tons)***			***Yields (Tons per hectare)***		
	2010/2011	**2009/2010**	**Chg %**	**2010/2011**	**2009/2010**	**Chg %**	**2010/2011**	**2009/2010**	**Chg %**
Soybean	57,815	62,443	(7.4%)	147,722	192,951	(23.4%)	2.6	3.1	(17.3%)
Soybean 2nd Crop	32,311	25,079	28.8%	51,811	48,897	6.0%	1.6	1.9	(17.8%)
Corn (1)	28,178	30,577	(7.8%)	158,970	187,549	(15.2%)	5.6	6.1	(8.0%)
Corn 2nd Crop	3,516	4,040	(13.0%)	10,587	16,024	(33.9%)	3.0	4.0	(24.1%)
Wheat (2)	28,029	26,332	6.4%	92,908	61,208	51.8%	3.3	2.3	42.6%
Sunflower	9,943	14,784	(32.7%)	20,916	17,193	21.7%	2.1	1.2	80.9%
Cotton	3,242	425	662.7%	8,620	1,068	707.1%	2.7	2.5	5.8%
Total Crops	**163,033**	**163,680**	**(0.4%)**	**491,533**	**524,890**	**(6.4%)**	3.0	3.2	(6.0%)
Rice	27,542	18,142	51.8%	172,034	91,723	87.6%	6.2	5.1	23.5%
Coffee (perennial) (3)	1,632	1,632	- %	2,760	2,221	24.3%	2.0	1.8	11.4%
Total Farming	**192,207**	**183,454**	**4.8%**	**666,327**	**618,834**	**7.7%**	3.5	3.4	2.8%
Owned Croppable Area	118,686	106,626	11.3%						
Leased Area	37,694	47,709	(21.0%)						
Second Crop Area	35,827	29,119	23.0%						
Total Farming Area	**192,207**	**183,454**	**4.8%**						
	Milking Cows (Average Heads)			**Milk Production (MM liters)**			**Productivity (Liters per cow per day)**		
Dairy	**3Q11**	**3Q10**	**Chg %**	**3Q11**	**3Q10**	**Chg %**	**3Q11**	**3Q10**	**Chg %**
Milk Production	4,766	4,346	9.7%	13.9	11.7	19.5%	31.8	29.2	8.9%
	Processed Rice (thousand tons)								
Rice	**3Q11**	**3Q10**	**Chg %**						
Processed Rice	65.0	29.5	120.4%						

(1) Includes sorghum.
(2) Includes barley.
(3) Percentage of harvested area and yields are calculated over a total of 1,367 hectares for the 2010/11 harvest year, and 1,226 hectares for 2009/10 harvest year.
Note: Some planted areas may reflect immaterial adjustments compared to our 2Q11 Earnings Report due to a more accurate area measurement occurred during the period.

2010/11 Harvest Year

As of September 30, 2011, the 2010/11 harvest year was completed, except for a small percentage of our coffee crop harvest. Despite the impact of the summer drought on soybean and corn yields, total tons of crops, rice and coffee produced were 7.7% higher than in the 2009/10 harvest year, reaching a total volume of 666.3K tons.

Wheat and Sunflower: The wheat and sunflower harvests were completed in 1Q11 and reported in Adecoagro's 1Q11 earnings release.

Soybean First Crop: The soybean first crop harvest was completed in 2Q11 and reported in Adecoagro's 2Q11 earnings release.

Rice: The harvest was completed and reported in Adecoagro's 2Q11 earnings release.

5

3Q11

Soybean Second Crop: As of September 30, 2011, the 32.3K hectares planted were harvested. Total production reached 51.8K tons, 6.0% greater than that of 2009/10 harvest year due to the increase in planted area.

Corn: As of September 30, 2011, 28.2K hectares planted were harvested. Production was 15.2% below that of 2009/10 harvest year due to a smaller planted area, as a result of the crop rotation schedule, and lower yields, as a consequence of the summer drought experienced in Argentina during the harvest year.

Corn Second Crop: As of the end of 3Q11, all 3.5K hectares had been harvested. Given the lack of rains during the critical growth stage of the crop, yields were 24.1% below those realized in the 2009/10 harvest year.

Cotton: Cotton production increased to 8.6K tons, 707.1% higher than the 2009/10 harvest year due to a 662.7% increase in planted area, complemented by a 5.8% increase in yields.

Coffee: 97.3% of our coffee plantation was harvested as of September 30, 2011. Harvested area yields stood at 2.0 tons per hectare as of September 30, 2011, 11.4% higher than the previous harvest year. We expect yields for the remaining unharvested area to be in line with actual yields. This increase in yield reflects the successful application of our production technology to western Bahia, a new frontier for frost free coffee production.

2011/12 Harvest Year

Although wheat planting commences during the end of 2Q11, the bulk of our 2011/12 planting season began during 3Q11. Our operational teams on the farms are set and our contractors have their machinery up and ready. Weather conditions are adequate for planting. As of September 30, 2011, we completed the planting of wheat, are well advanced in the rice planting, and have begun planting corn and sunflower in the northern Argentine farms. A total of 73.6K hectares have been successfully planted and we expect total planted area to grow approximately 15% over the 2010/11 harvest year.

Wheat: As of September 30, 2011, a total of 42.6K hectares were planted, representing a 52% or 14.6K hectare growth compared to the previous harvest season. During September, some of the regions where the crop was planted experienced below average rains. However, rains in early October normalized and improved the crop’s situation. Therefore, yields should remain unaffected.

Corn: During 3Q11, we began with the planting of corn in the northern Argentine farms, reaching a total of 7.7K hectares. Weather has been suitable for the initiation of the planting phase and the crop is developing normally.

Sunflower: As of September 30, 2011, 3.0K hectares were planted. The crop is in excellent shape due to good soil humidity together with optimal temperatures during the initial growth phase of the crop.

Rice: The rice planted area was 18.7K by the end of September 2011. Climatic conditions have been optimal for the crop. Abundant rainfall have already ensured most of the water supply needed to flood the rice fields, which is a critical factor to ensure good yields.

3Q11

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data						
S&E	3Q11	3Q10	% Chg	9M11	9M10	% Chg
Crushed Cane (Tons)	1,775,681	1,656,471	7.2%	3,449,536	2,940,879	17.3%
Own Cane	1,668,416	1,567,231	6.5%	3,251,843	2,810,050	15.7%
Third Party Cane	107,265	89,241	20.2%	197,693	130,830	51.1%
Sugar (Tons)	117,353	116,988	0.3%	194,394	166,001	17.1%
Ethanol (M3)	65,901	71,163	(7.4%)	135,167	134,086	0.8%
Exported Energy (MWh)	107,697	60,884	76.9%	197,595	100,079	97.4%
Expansion & Renewal Area (Hectares)	3,076	703	337.6%	9,061	8,701	4.1%
Harvested Area (Hectares)	23,773	17,782	33.7%	41,563	29,212	42.3%
Sugarcane Plantation (Hectares)	63,104	54,352	16.1%	63,104	54,352	16.1%

Adecoagro's sugarcane crushing during 3Q11 reached 1.78 million tons of sugarcane, 7.2% higher than 3Q10. Accumulated crushing during the season stands at 3.45 million tons, 17.3% over the previous year, driven by the increase in capacity at the Angelica mill. However, the drought suffered during April through October of 2010, together with the damage caused by the frost in 2Q11, resulted in low yields and sucrose content across all of Brazil, which prevented our operational initiatives from showing the improvement we expected.

Sugar production for 3Q11 has been in line with that of 3Q10, while ethanol production has experienced a 7.4% decrease, basically due to changes in the production mix. Conversely, electricity exported (MWh) to the power grid had a remarkable increase, growing by 76.9% quarter over quarter. The sharp increase in energy exports is a result of the fine tuning of our cogeneration equipment at the Angelica mill. In addition, electricity production only varies based on the amount of cane crushed, whereas sugar and ethanol production also varies based on the sugar content (TRS) in sugarcane. Cogeneration is a key part of our business, since it provides stable cash flows at almost no marginal cost.

Complementing the expansion of our Sugar, Ethanol and Energy cluster in Mato Grosso do Sul, Adecoagro's sugarcane plantation has grown by 16.1%, reaching a total of 63.1 thousand hectares. Planting, growing and harvesting sugarcane with high yields and TRS content to supply our mills with quality raw material is a key factor in our strategy of becoming an efficient and low cost producer of sugar, ethanol and electricity. Given that the average age of the Brazilian sugarcane plantation is maturing due to poor renewal and expansion, we foresee a strong need for sugarcane production and believe that by focusing on expanding and maintaining the productivity of our plantations we will be able to benefit from the increasing demand for these products.

7

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3Q11

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	3Q11	3Q10	Chg %	9M11	9M10	Chg %
Gross Sales						
Farming	76,710	50,322	52.4%	202,521	154,282	31.3%
Total Gross Sales	**76,710**	**50,322**	**52.4%**	**202,521**	**154,282**	**31.3%**
Adjusted EBITDA						
Farming	15,585	7,051	121.0%	59,294	29,864	98.5%
Land Transformation	-	-	-	-	-	-
Total Adjusted EBITDA	**15,585**	**7,051**	**121.0%**	**59,294**	**29,864**	**98.5%**
Adjusted EBIT						
Farming	14,081	6,067	132.1%	55,147	26,545	107.7%
Land Transformation	-	-		-	-	
Total Adjusted EBIT	**14,081**	**6,067**	**132.1%**	**55,147**	**26,545**	**107.7%**

Adjusted EBIT[3] from the Farming and Land Transformation businesses increased 132.1% from $6.1 million in 3Q10 to $14.1 million in 3Q11. Adjusted EBIT for 9M11 was $55.1 million, 107.7% higher than the same period of the previous year. The better performance was the result of the increase in rice production, the improvement in wheat and sunflower yields and favorable commodity prices during the first 8 months of the year. These factors were partially offset by lower than expected soybean and corn yields.

(3) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of gross sales.

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adecoagro

3Q11

Crops

Crops - Highlights	metric	3Q11	3Q10	Chg %	9M11	9M10	Chg %
Gross Sales	*$ thousands*	42,895	29,989	43.0%	119,044	90,009	32.3%
	thousand tons	139.1	153.0	(9.1%)	442.5	460.3	(3.9%)
	$ per ton	308.4	196.0	57.3%	269.1	195.5	37.6%
Adjusted EBITDA	*$ thousands*	10,241	7,169	42.8%	45,271	24,845	82.2%
Adjusted EBIT	***$ thousands***	**9,959**	**7,033**	**41.6%**	**44,331**	**23,772**	**86.5%**
Area under production [1]	*hectares*	192,207	183,454	4.8%	192,207	183,454	4.8%

(1) Does not include second crop planted area.

Adjusted EBIT of our Crops segment increased, from $7.0 million in 3Q10 to $9.9 million in 3Q11, mainly due to a $6.2 million positive non-cash result from the mark-to-market of our hedge position. Adjusted EBIT for the period 9M11 stands at $44.3 million, 86.5% higher than 9M10, as a result of good commodity prices between January and August 2011, complemented by excellent wheat and sunflower yields.

Crops - Sales Breakdown

	3Q11	3Q10	Chg %	3Q11	3Q10	Chg %	3Q11	3Q10	Chg %
Crop		*thousand $*			*thousand tons*			*$ per unit*	
Soybean	12,051	15,518	(22.3%)	37.6	63.4	(40.7%)	320.5	244.8	30.9%
Corn [1]	18,396	10,139	81.4%	68.6	75.6	(9.2%)	268.2	134.2	99.9%
Wheat [2]	8,154	888	818.3%	29.2	6.8	328.2%	279.1	130.1	114.5%
Sunflower	579	1,782	(67.5%)	2.1	6.2	(67.0%)	280.8	285.8	(1.7%)
Cotton	3,533	1,223	188.9%	1.6	1.0	65.0%	2,159.3	1,233.1	75.1%
Others	182	440	- %	-	-	- %	-	-	- %
Total	**42,895**	**29,989**	**43.0%**	**139.1**	**153.0**	**(9.1%)**			**- %**
	9M11	**9M10**	**Chg %**	**9M11**	**9M10**	**Chg %**	**9M11**	**9M10**	**Chg %**
Crop		*thousand $*			*thousand tons*			*$ per unit*	
Soybean	51,288	55,028	(6.8%)	175.3	224.2	(21.8%)	292.6	245.5	19.2%
Corn [1]	38,071	24,034	58.4%	173.9	190.9	(8.9%)	218.9	125.9	73.8%
Wheat [2]	18,221	4,362	317.7%	72.1	30.8	134.3%	252.8	141.8	78.3%
Sunflower	6,634	3,499	89.6%	19.3	12.8	50.7%	344.5	273.8	25.8%
Cotton	4,320	2,108	104.9%	1.9	1.7	10.9%	2,259.3	1,223.3	84.7%
Others	510	977	(47.8%)	-	-	- %	-	-	- %
Total	**119,044**	**90,009**	**32.3%**	**442.5**	**460.3**	**(3.9%)**	-	-	- %

(1) Includes sorghum.

(2) Includes barley.

Note: Prices per unit are a result of averaging different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR).

Sales in 3Q11 were 43.1% higher than in 3Q10, driven by higher sales volume for wheat and cotton. Additionally, most of the commodities we produce were subject to price increases. The combination of these two factors allowed 3Q11 crop segment sales to reach $42.9 million, $12.9 million higher than 3Q10.

9

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3Q11

Crops - Changes in Fair Value Breakdown										
3Q11	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2010/11 harvest year									
Harvested area	*Hectares*	57,815	32,311	28,178	3,516	28,029	9,943	3,242	163,033
Area harvested in 9M11	*Hectares*	57,806	31,094	20,274	637	28,029	9,943	686	148,469
Area harvested in 3Q11	*Hectares*	9	1,217	7,904	2,879	-	-	2,555	14,565
Changes in Fair Value 3Q11 from harvested area 2010/11	***$ thousands***	**4**	**113**	**868**	**242**	**-**	**-**	**118**	**1,345**
2011/12 harvest year									
Planted area in initial growing stages	*Hectares*	-	-	7,656	-	21,244	2,965	-	31,866
Planted area with significant biological growth	*Hectares*	-	-	-	-	21,405	-	-	21,405
Changes in Fair Value 3Q11 from planted area 2011/2012 with significant biological growth	***$ thousands***	**-**	**-**	**-**	**-**	**357**	**-**	**-**	**357**
Total Changes in Fair Value 3Q11	***$ thousands***	**4**	**113**	**868**	**242**	**357**	**-**	**118**	**1,702**

The table above shows the gains or losses from crop production generated in 3Q11. During 3Q11, the 2010/11 harvest year came to its end. The crops harvested during the quarter generated Changes in Fair Value of $1.3 million. Regarding the 2011/12 harvest year, by the end of 3Q11, only the wheat crop had attained significant biological growth. However, due to the early stage of growth of our plantations, the Changes in Fair Value (or present value of the expected margin) were only $0.4 million. As a result, total Changes in Fair Value for 3Q11 reached $1.7 million.

Rice

Rice - Highlights	metric	3Q11	3Q10	Chg %	9M11	9M10	Chg %
Gross Sales	*$ thousands*	23,177	14,515	59.7%	57,096	45,436	25.7%
	thousand tons [1]	54.3	28.9	88.2%	134.9	68.6	96.6%
	$ per ton	427	503	(15.1%)	423	662	(36.1%)
Adjusted EBITDA	*$ thousands*	63	(502)	- %	4,345	579	650.4%
Adjusted EBIT	***$ thousands***	**(819)**	**(1,057)**	(22.5%)	**2,112**	**(926)**	- %
Area under production	*hectares*	27,542	18,142	51.8%	27,542	18,142	51.8%
Rice Mills							
Own rough rice transferred to mills	thousand tons [1]	-	-	- %	163.0	42.7	282.0%
Third party rough rice purchases	thousand tons [1]	21.0	8.3	153.8%	58.2	52.7	10.6%
Sales of Processed Rice	thousand tons [1]	54.3	28.9	88.2%	134.9	68.6	96.6%
Ending stock	thousand tons [1]	84.0	35.9	134.3%	84.0	35.9	134.3%

(1) Of rough rice equivalent.

Adjusted EBIT corresponding to Adecoagro's rice segment is primarily explained by the results generated by the biological growth and harvest of the crop. Since the rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the year, most of the rice segment's Adjusted EBIT will be generated between 4Q11 and 1Q12.

As a consequence of the 51.8% increase in planted area, coupled with a 23.5% increase in yields, accumulated Adjusted EBIT for 9M11 was $3.0 million higher than 9M10.

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adecoagro

3Q11

Rice - Changes in Fair Value Breakdown		
3Q11	**metric**	**Rice**
2010/11 harvest year		
Harvested area	*Hectares*	27,542
Changes in Fair Value in 2011 from harvested area 2010/11 (i)	*$ thousands*	(49)
2011/12 harvest year		
Planted area in initial growing stages	*Hectares*	15,006
Planted area with significant biological growth	*Hectares*	3,661
Changes in Fair Value 2011 from planted area 2011/2012 with significant biological growth	*$ thousands*	4
Total Changes in Fair Value in 3Q11	***$ thousands***	**(45)**

As of September 30, 2011, 18.7K hectares corresponding to the 2011/12 harvest year had been planted in our rice fields. Only 19.6% of total planted area had attained significant biological growth by the end of the quarter, and practically no gains were generated by the new crop, since the risk of achieving projected yields is still high at this point of the growth cycle. Changes in Fair Value generated by the 2011/12 rice crop are expected to be recognized mostly between 4Q11 and 1Q12.

Dairy

Dairy - Highlights	metric	3Q11	3Q10	Chg %	9M11	9M10	Chg %
Gross Sales	*$ thousands*	5,210	4,092	27.3%	14,173	10,043	41.1%
	million liters	13.9	11.7	19.5%	36.7	29.3	25.2%
	$ per liter	0.37	0.35	6.6%	0.39	0.34	12.7%
Adjusted EBITDA	*$ thousands*	1,819	899	102.4%	2,654	1,543	72.0%
Adjusted EBIT	***$ thousands***	**1,650**	**811**	**103.4%**	**2,253**	**1,269**	**77.5%**
Milking Cows	*Average Heads*	4,766	4,346	9.7%	4,517	4,124	9.5%

Milk production reached 13.9 million liters in 3Q11 and 36.7 million in 9M11, 19.5% and 25.2% higher, respectively, than the same periods in 2010. The increase as of 3Q11 is the result of a 9.7% increase in our milking cow herd and an 8.9% increase in cow productivity. Average cow production per day increased from 29.2 liters/day in 3Q10 to 31.8 liters/day in 3Q11, as a result of the improvement of the operations of the free stall dairy, complemented by a higher proportion of cows in the free stall dairy rather than in grazing dairies. In addition, average milk prices during 3Q11 stood at $0.37 per liter, 6.6% higher than in 3Q10. As a result of higher productivity and higher prices, Adjusted EBIT reached $1.6 million for 3Q11 and $2.3 million for 9M11, significantly higher than the same periods of last year.

11

3Q11

Coffee

Coffee - Highlights	metric	3Q11	3Q10	Chg %	9M11	9M10	Chg %
Gross Sales	$ thousands	4,300	649	563.0%	8,217	4,668	76.0%
	tons	1,177	457	157.5%	2,240	1,196	87.3%
	$ per ton	3,653	1,419	157.4%	3,668	3,903	(6.0%)
Adjusted EBITDA	$ thousands	2,702	(1,212)	- %	3,830	90	4,133.4%
Adjusted EBIT	**$ thousands**	**2,572**	**(1,320)**	**- %**	**3,419**	**(70)**	**- %**
Area under production	hectares	1,632	1,632	- %	1,632	1,632	- %

Our coffee business has shown a significant improvement compared to last year. We are starting to reap the benefits of the implementation of the new pruning schedule implemented and adjustments in production technology. Improved operational efficiency is reflected in the 11.4% increase in the coffee yields year over year (see "Farming Production Data" – pag 5) and higher margins. 9M11 Adjusted EBIT stands at $3.4 million, mainly driven by operational efficiencies. Since this is a highly seasonal business, due to high coffee tree maintenance costs concentrated in 4Q and 1Q and coffee harvest concentrated in 2Q and 3Q, we expect 4Q11 margins to be negative, reducing full year Adjusted EBIT, but remaining significantly higher than 2010.

Cattle

Cattle - Highlights	metric	3Q11	3Q10	Chg %	9M11	9M10	Chg %
Gross Sales	$ thousands	1,128	1,077	4.8%	3,991	4,127	(3.3%)
Adjusted EBITDA	$ thousands	760	698	8.9%	3,194	2,807	13.8%
Adjusted EBIT	**$ thousands**	**718**	**600**	**19.6%**	**3,032**	**2,500**	**21.3%**
Area under production	hectares	76,902	76,203	0.9%	78,562	80,837	(2.8%)

Our cattle business consists mainly of leasing land not suitable for crop production to a third party for cattle grazing activities. The payments received under this 10-year lease agreement are fixed in kilograms of beef per hectare and tied to the market price of beef. Adjusted EBIT in 3Q11 reached $0.7 million and $3.0 million in 9M11, respectively 19.8% and 21.3% higher than the same periods of 2010, driven by an increase in domestic beef prices.

12

3Q11

Land transformation business

There were no farm sales completed during 3Q11 or 3Q10, so no profit has been recognized in Adecoagro’s Statement of Income. However, land transformation is an ongoing process in our farms. This process consists of transforming undervalued or undermanaged land into its highest production capabilities. All our farmland is managed under a sustainable production model that is focused on cutting edge technologies such as no-till farming, crop rotations, balanced fertilization, integrated pest management, among other, which enhances soil productivity and reduces the use of fertilizers and agrochemicals.

Adecoagro continuously seeks to redeploy its capital by disposing of a portion of its fully developed farmland. This allows Adecoagro to monetize the capital gains generated by land transformation and better allocate its capital to acquire land with higher transformation potential.

3Q11

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	3Q11	3Q10	Chg %	9M11	9M10	Chg %
Net Sales Angelica [1]	49,781	33,691	47.8%	129,639	56,760	128.4%
Net Sales UMA [1]	21,765	16,900	28.8%	37,506	37,622	(0.3%)
Total Sales	**71,546**	**50,591**	**41.4%**	**167,145**	**94,382**	**77.1%**
Gross Profit Manufacturing Activities - Angelica	32,853	12,249	168.2%	71,115	13,271	435.9%
Gross Profit Manufacturing Activities - UMA	7,790	11,497	(32.2%)	13,042	15,444	(15.6%)
Gross Profit Manufacturing Activities	**40,642**	**23,745**	**71.2%**	**84,156**	**28,715**	**193.1%**
Adjusted EBITDA Angelica	31,598	14,822	113.2%	73,935	11,955	518.5%
Adjusted EBITDA UMA	11,278	7,774	45.1%	12,942	14,803	(12.6%)
Total Adjusted EBITDA	**42,885**	**22,596**	**89.8%**	**86,886**	**26,758**	**224.7%**
Adjusted EBITDA Margin Angelica	63.5%	44.0%	44.3%	57.0%	21.1%	170.8%
Adjusted EBITDA Margin UMA	51.8%	46.0%	12.6%	34.5%	39.3%	(12.3%)
Adjusted EBITDA Margin Total	**59.9%**	**44.7%**	**34.2%**	**52.0%**	**28.4%**	**83.4%**

1) Net Sales are calculated as Gross Sales net of sales taxes.

Adjusted EBITDA of our Sugar, Ethanol and Energy business increased by $20.3 million, from $22.6 million in 3Q10 to $42.9 million in 3Q11, with an Adjusted EBITDA margin of 59.9% .

Regardless of the difficult harvest year as a result of low sugarcane yields and sugar content (TRS) across Brazil's center-south region, the Angelica mill has increased its Adjusted EBITDA by $16.8 million or 113.2% in 3Q11 compared to 3Q10, and delivered a very strong Adjusted EBITDA margin of 63.5%. We expect the Angelica mill to crush between 75% and 80% of its 4.0 million tons of nominal crushing capacity this year, slightly below our original estimates as a result of the harsh drought and frost that impacted sugarcane development in the region.

Regarding UMA mill, Adjusted EBITDA increased 45.1% from $7.8 million in 3Q10, to $11.3 million in 3Q11. Since the Minas Gerais state remained unaffected by the frost suffered in the center-south region of Brazil, UMA was able to achieve full usage of its crushing capacity during the quarter, resulting in an Adjusted EBITDA margin of 51.8%.

Sugar, Ethanol & Energy - Sales Breakdown									
	$ thousands			Units			($/ unit)		
	3Q11	3Q10	Chg %	3Q11	3Q10	Chg %	3Q11	3Q10	Chg %
Sugar (tons)	53,147	37,474	41.8%	99,807	86,719	15.1%	532	432	23.2%
Ethanol (cubic meters)	20,427	28,840	(29.2%)	26,189	52,606	(50.2%)	780	548	42.3%
Energy (Mwh)	11,241	6,742	66.7%	109,359	82,041	33.3%	103	82	25.1%
Other	5	208	- %	-	-	- %			- %
TOTAL	84,819	73,264	15.8%	-	-	-	-	-	-
	$ thousands			Units			($/ unit)		
	9M11	9M10	Chg %	9M11	9M10	Chg %	9M11	9M10	Chg %
Sugar (tons)	96,054	50,033	92.0%	171,654	139,890	22.7%	560	358	56.5%
Ethanol (cubic meters)	73,412	64,536	13.8%	76,644	116,314	(34.1%)	958	555	72.6%
Energy (Mwh)	24,254	9,847	146.3%	256,456	119,134	115.3%	95	83	14.4%
Other	160	187	(14.3%)	-	-	- %	-	-	- %
TOTAL	193,879	124,604	55.6%	-	-	- %	-	-	- %

14

3Q11

Total Sales during 3Q11 reached $84.8 million, 15.8% above 3Q10. The increase in prices and the higher amount of megawatts and sugar tons sold have allowed sugar and energy sales to increase considerably, by 41.8% and 66.7% respectively compared to 3Q10. Ethanol sales volume fell 50.2% compared to 3Q10 as a result of a higher proportion of sugar in the production mix, and the decision to build inventories to carry ethanol into the off season in the expectation of higher prices.

Sugar, Ethanol & Energy - Productive indicators	metric	3Q11	3Q10	% Chg	9M11	9M10	% Chg
Milling Angelica	thousand tons	1,307	1,212	7.9%	2,632	1,999	31.7%
Milling UMA	thousand tons	468	445	5.1%	817	942	(13.3%)
Milling Total	**thousand tons**	**1,776**	**1,656**	**7.2%**	**3,449**	**2,941**	**17.3%**
Own sugarcane	%	94.0%	94.6%	(0.7%)	94.3%	95.6%	(1.3%)
Sugar mix in production	%	54.5%	53.3%	2.1%	48.9%	45.2%	8.1%
Ethanol mix in production	%	45.5%	46.7%	(2.4%)	51.1%	54.8%	(6.7%)
Energy per milled ton	Kwh/ton	61	37	65.0%	57	34	68.4%

A total of 1.8 million tons of sugarcane have been crushed by our two mills during 3Q11. Total sugarcane crushed in Angelica mill grew 7.9% compared to 3Q10, and 31.7% year over year, primarily driven by the completion of the mill and efficiency ramp up in the milling operation. Usina Monte Alegre benefited from fine conditions for harvesting during 3Q11, which allowed it to crush 5.1% more sugarcane than in 3Q10.

In line with our strategy of being low cost producers of sugar, ethanol and electricity, the supply of own sugarcane, which we plant, grow and harvest, as a percentage of total sugarcane crushed, remains at very high levels relative to the industry average. Since the start of the harvest year, only 5.7% of crushed cane was supplied by third parties. This allows us to control the flow and quality of the sugarcane delivered at the mill, and leverage our agricultural expertise to maximize sugarcane yields and sugar content.

Regarding our Energy business, energy generation per ton of sugarcane milled grew from 37 Kwh/ton in 3Q10 to 61 Kwh/ton. This growth reflects the increased efficiency and fine tuning of cogeneration equipment at the Angelica mill. Cogeneration is a key part of our business, since it provides stable cash flows at almost no marginal cost providing very high EBITDA margins. Cogeneration contributed aproximately 24% of our total Adjusted EBITDA in 3Q11.

During 3Q11, 54.5% of the TRS produced was allocated to sugar production driven by more attractive sugar prices and margins.

15

adecoagro
3Q11

Sugar, Ethanol & Energy - Changes in Fair Value	3Q11			3Q10		
Biological Asset						
	$	Hectares	$/hectare	$	Hectares	$/hectare
(+) Sugarcane plantations at end of period	153,082,563	63,104	2,426	76,916,199	54,352	1,415
(-) Sugarcane plantations at begining of period	(132,209,000)	59,647	2,217	(101,730,000)	53,613	1,897
(-) Planting investment	(14,242,894)	3,076	4,630	(4,661,863)	739	6,306
(-) Exchange difference	24,237,091	-	-	(5,347,973)	-	-
Changes in Fair Value of Biological Assets	**30,867,760**	-	-	**(34,823,637)**	-	-
Agricultural produce						
	$	Tons	$/ton	$	Tons	$/ton
(+) Harvested own sugarcane transferred to mill	65,011,187	1,668,416	39	46,340,494	1,567,231	30
(-) Expenses	(59,439,967)	-	-	(39,132,017)	-	-
Changes in Fair Value of Agricultural Produce	**5,571,220**	-	-	**7,208,477**	-	-
Total Changes in Fair Value	**36,438,980**	-	-	**(27,615,160)**	-	-

In 3Q11, Total Changes in Fair Value of the Sugar, Ethanol and Energy business was $36.4 million, primarily as a result of an increase in the fair value of our sugarcane plantations, from an average of $2,217 per hectare at the beginning of the period to $2,426 per hectare at the end of the period, generating unrealized Changes in Fair Value of Biological Assets of $30.9 million. The 9.4% increase in valuation per hectare corresponds to an increase in the value of our sugarcane, which is calculated through a DCF model which we developed internally under the supervision of our auditors, Price Waterhouse Coopers. This unrealized non-cash gain was supplemented by a $5.6 million gain in current cane production ("agricultural produce"). Gains derived from cane production were atypically low due to the low TRS content in sugarcane as a result of the frost suffered during June 2011. 1.67 million tons of owned sugarcane were transferred during the period from the farms to the mills. The value of sugarcane transferred to the mill on a per ton basis increased 31.8% from 3Q10 to 3Q11 as a result of the increase in sugar and ethanol prices, according to the Consecana pricing formula.

The main driver for the $27.6 million loss in 3Q10 was a decrease in the fair value of our sugarcane plantations, from an average of $1,897 per hectare at the beginning of the period to $1,415 per hectare at the end of the period. The lower valuation per hectare resulted from (i) lower sugarcane harvested during the period to supply the mill and (ii) lower sugar prices projected in the DCF valuation model.

Agricultural Produce - Productive Indicators	metric	3Q11	3Q10	% Chg	9M11	9M10	% Chg
Harvested own sugarcane	thousand tons	1,668	1,567	6.5%	3,252	2,810	15.7%
Harvested area	Hectares	23,773	17,782	33.7%	41,563	29,212	42.3%
Yield	tons/hectare	70.2	88.1	(20.4%)	78.2	96.2	(18.7%)
TRS content	kg/ton	133.2	148.4	(10.2%)	126.3	138.8	(9.0%)
Mechanized harvest	%	82.8%	74.4%	11.3%	85.6%	72.1%	18.8%

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested, and then transferred to our mills for processing. Sugarcane yields and sugar content in cane (TRS) are 20.4% and 10.2% below 3Q10 levels respectively. The low cane yield is a result of the lack of rains experienced during April through October of 2010 exacerbated by the harsh frost that affected most of Brazil's center-south region during early July 2011, which was detrimental for

16

adecoagro 3Q11

sugarcane development. In turn, TRS content decreased as a consequence of excessive rains during 1Q11 and the frost during 2Q11. These two factors have impacted sugarcane production throughout Brazil's center-south region, reducing total production estimates significantly.

Following the expansion of our sugarcane plantation and increase in milling capacity, harvested cane and harvested area were up by 6.5% and 33.7%, respectively. Despite the large increase in harvested area, harvested cane has only had a slight increase resulting from the poor yields explained above. The percentage of mechanized harvest has increased to 82.8%, driven by the gradual mechanization of harvest at Usina Monte Alegre, increasing the efficiency of our harvesting operations.

Corporate Expenses

Corporate Expenses						
$ thousands	**3Q11**	**3Q10**	**Chg %**	**9M11**	**9M10**	**Chg %**
Corporate Expenses	(8,367)	(3,573)	134.2%	(20,213)	(15,649)	29.2%

Adecoagro's Corporate activities have a holding function nature and include expenses and income that cannot be allocated to a specific business segment, such as executive officers and headquarters staff, professional fees, travel expenses, lease expenses, etc.

The table above shows the amount and percentage change for corporate expenses for the two most recent periods. Due to the seasonal nature of these expenses and non-recurring items that may be incurred in one specific quarter, the quarter over quarter comparison is not relevant, and we focus our analysis on the yearly or accumulated variations.

Corporate expenses for 9M11 were $20.2 million, $4.5 million higher than 9M10. This difference is mainly explained by:

- Higher labor costs in Argentina and Brazil due to salary inflation
- Higher general and professional expenses incurred in 2011 which are related to being a public company, including: auditor fees, legal fees, listing fees, directors compensation, restricted share plan (non-cash), investor relations expenses, and Sarbanes Oxley compliance, among others.

17

adecoagro 3Q11

Other Operating Income

Other Operating Income						
Concept	**3Q11**	**3Q10**	**Chg %**	**9M11**	**9M10**	**Chg %**
Gain/(Loss) from commodity derivative financial instruments	12,531	(1,693)	(840.1%)	16,180	7,238	123.5%
Loss from forward contracts	-	-	- %	(5,540)	-	- %
Gain/(Loss) from disposal of other property items	(132)	(325)	(59.5%)	203	329	(38.2%)
Others	731	552	32.3%	1,982	555	257.2%
Total	**13,130**	**(1,466)**	**(995.5%)**	**12,826**	**8,122**	**57.9%**

Other Operating Income for 3Q11 was of $13.1 million. This gain is primarily explained by a $12.5 million mostly non-cash gain due to the mark-to-market of commodity derivative financial instruments, driven by a fall in commodity prices during the end of 3Q11. Please see "Financial Instruments Hedging" chart on page 20 of this release.

Financial Results

Financial Results						
Concept	**3Q11**	**3Q10**	**Chg %**	**9M11**	**9M10**	**Chg %**
Interest Income/(Expense), net	(7,862)	(9,707)	(19.0%)	(22,529)	(21,182)	6.4%
FX Gains/(Losses)	(9,312)	6,992	(233.2%)	(8,599)	2,771	(410.3%)
Gain/(Loss) from derivative financial Instruments	(13,516)	3,414	(495.9%)	(3,704)	4,069	(191.0%)
Taxes	(1,908)	(417)	357.6%	(4,200)	(1,493)	181.3%
Other Income/(Expenses)	(39)	(3,611)	(98.9%)	(4,648)	(3,644)	27.6%
Total Financial Results	**(32,637)**	**(3,329)**	**880.4%**	**(43,680)**	**(19,479)**	**124.2%**

Our net financial results in 3Q11 show a loss of $(32.6) million, compared to a loss of $(3.3) million in 3Q10. This loss is mainly explained by an 18.5% depreciation of the Brazilian Real and a 2% depreciation of the Argentine Peso which impacted in the following ways:

- A $13.5 million mostly non-cash loss as a result of the mark-to-market of our currency derivatives. As of September 30, 2011, Adecoagro entered into non-deliverable-forwards (NDF) positions for a total amount of $122.5 million in order to hedge the future US dollar inflows generated by its sugar sales.
- Since a portion of our outstanding debt in Brazil and Argentina is denominated in foreign currency, the depreciation of the Brazilian Real and the Argentine Peso generated a $9.3 million non-cash loss in the quarter.

In addition, net interest expenses have fallen during the period, from $9.7 million in 3Q10 to $7.9 in 3Q11 as a result of the $1.1 million higher interest income 3Q11 had compared to 3Q10.

18

3Q11

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. Adecoagro uses both forward contracts and derivatives markets to mitigate swings in prices by locking margins and stabilizing profits. The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including past sales invoiced/delivered and fixed-price forward contracts).

Physical Commodity Hedge				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale price FAS $/ton**	**Local Sale price FOB cts/bushel [1]**
2010/11 Harvest Year				
Soybean	Argentina	150.1	283	1,228
	Uruguay	10.8	408	1,158
	Brazil	21.3	376	1,290
Corn	Argentina	138.0	193	632
	Uruguay	4.9	310	833
	Brazil	5.8	230	781
Wheat	Argentina	78.2	214	780
	Uruguay	6.0	277	802
Cotton	Argentina	0.9	2,311	115
	Brazil	2.1	2,753	133
Coffee	Brazil	1.5	4,236	238
2011/12 Harvest Year				
Soybean	Argentina	68.6	321	1,391
	Brazil	6.0	429	1,434
Corn	Argentina	34.3	178	586
Wheat	Argentina	13.1	212	772
	Uruguay	3.0	294	850
Sugar, Ethanol & Energy	**Country**	**Volume (thousand tons)**	**Local Sale price FCA $/ton**	**Local Sale price FOB cts/lb [1]**
2011 Harvest Year				
VHP Sugar	Brazil	163.5	526.0	24.4
Ethanol	Brazil	91.0	944	-
2012 Harvest Year				
VHP Sugar	Brazil	17.1	554.0	24.2

1) Equivalent FOB price - includes freight, export taxes and fobbing cost.
In order to compare with CBOT or ICE prices, the respective basis (premium or discount) should be considered.

In the derivatives market, as part of its risk management policy, Adecoagro uses futures and options contracts in order to mitigate the price volatility. Below is a table that summarizes the mark-to-market impact of Adecoagro's futures and options positions as of September 30, 2011, which is mostly non-cash. By adding the mark-to-market impact of futures and options hedge position to the physical sales of period 9M11 displayed above, one may reach the average selling price of the respective commodities.

To illustrate this impact on sugar 2011 average price, the $6.95 million gain generated by the 2011 and 2012 sugar derivative position, divided by the 163.5K tons of physical hedge volume displayed in the table above, contribute 1.93 US cents/lb to the physical sales price of 24.4 US cents/lb, resulting in an average sales price for sugar of 26.33 US cents/lb.

19

adecoagro
3Q11

Derivative Financial Instruments (Futures & Options)

Farming	Type of contract [1]	Open hedge positions thousand tons [2]	Gain/loss booked in 3Q11 thousands $ [3]	Gain/loss booked in 2011 thousands $ [3]
2010/11 Harvest year				
Soybean	Futures & Options	0.2	22	1,494
Corn	Futures & Options	-	(435)	(185)
Wheat	Futures & Options	-	-	-
2010/11 Total		-	**(413)**	**1,309**
2011/12 Harvest Year				
Soybean	Futures & Options	57.2	2,479	2,554
Corn	Futures & Options	103.6	4,017	4,017
Wheat	Futures & Options	11.0	43	53
Coffee	Futures & Options	2.9	2,008	2,231
2011/12 Total		-	**8,547**	**8,854**
TOTAL		-	**8,134**	**10,163**
Sugar, Ethanol & Energy	**Type of contract [1]**	**Open hedge positions thousand tons [2]**	**Gain/loss booked in 3Q11 thousands $ [3]**	**Gain/loss booked in 2011 thousands $ [3]**
2011 Harvest Year				
Sugar	Futures & Options	5.0	1,352	3,963
Ethanol	Futures & Options	-	-	(981)
2011 Total		**5.0**	**1,352**	**2,983**
2012 Harvest Year				
Sugar	Futures & Options	81.9	3,031	2,987
2012 Total		-	**3,031**	**2,987**
TOTAL		-	**4,383**	**5,970**
Total Gains from commodity derivative instruments		-	**12,517**	**16,133**

1) Crops futures are traded in the Chicago Board of Trade (CBOT) and in the "Mercado a Término de Buenos Aires" (MATBA). Sugar Futures are traded on the Intercontinental Exchange (ICE).

2) Tons hedged in option contracts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).

3) Includes the result from open and closed futures and options positions.

20

3Q11

Indebtedness

Debt Breakdown			
$ thousands	3Q11	2Q11	Chg %
Short Term Debt	**149,873**	**179,016**	**(16.3%)**
Farming	73,845	72,552	1.8%
Sugar, Ethanol & Energy	76,028	106,464	(28.6%)
Long Term Debt	**184,920**	**254,060**	**(27.2%)**
Farming	60,150	61,154	(1.6%)
Sugar, Ethanol & Energy	124,770	192,906	(35.3%)
Total Debt	**334,793**	**433,076**	**(22.7%)**
Cash & Equivalents	292,430	209,006	39.9%
Short Term Financial Investments (1)	48,000	263,604	(81.8%)
Total Cash & ST Financial Investments	**340,430**	**467,722**	**(27.2%)**
Net Debt	**(5,637)**	**(34,645)**	**(83.7%)**

(1) Includes short term fixed term deposits and currency derivative instruments.

Adecoagro's gross indebtedness at the end of 3Q11 was $334.8 million, showing a 22.7% decrease compared to the previous quarter. Cash proceeds generated by our sugar, ethanol and electricity sales have been used to reduce a portion of the business' short term debt. As shown above, Sugar, Ethanol and Energy short term debt was reduced by $ 30.4 million.

Debt, net of cash and short term financial investments, remained negative at $(5.6) million by the end of 3Q11. Short term financial investments consist of a $48.0 million fixed term deposit.

Debt Currency Breakdown


Brazilian Reais 49%
US Dollar 51%

September 30, 2011

Short and Long term Debt


Short Term 45%
Long Term 55%

September 30, 2011

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adecoagro
3Q11

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	3Q11	3Q10	Chg %	9M11	9M10	Chg %
Farming & Land Transformation	**48,170**	**28,126**	71.3%	**54,773**	**32,523**	68.4%
Land Acquisitions	40,522	21,537	88.2%	40,522	21,537	88.2%
Land Transformation	1,048	2,645	(60.4%)	2,459	4,720	(47.9%)
Rice Mill Construction	5,754	2,307	149.4%	9,568	2,492	284.0%
Dairy Free Stall Unit	356	434	(17.8%)	502	1,294	(61.2%)
Others	490	1,203	(59.3%)	1,723	2,480	(30.5%)
Sugar, Ethanol & Energy	**23,699**	**21,863**	**8.4%**	**62,062**	**99,526**	**(37.6%)**
Sugar & Ethanol Mills	9,456	17,202	(45.0%)	19,664	70,266	(72.0%)
Sugarcane Planting	14,243	4,662	205.5%	42,398	29,260	44.9%
Total	**71,869**	**49,989**	43.8%	**116,835**	**132,049**	(11.5%)

Adecoagro's capital expenditures during 3Q11 totaled $71.9 million, 43.8% higher than 3Q10. Most of these expenditures were related to the acquisition of 9,603 hectares of farmland during August 2011. Capital expenditures related to the Sugar, Ethanol and Energy business consist mainly of expenditures related to the planting of 3,076 hectares of sugarcane to supply our mills in Mato Grosso do Sul. The $ 9.5 million dollars invested in sugar mills primarily correspond to the construction of the Ivinhema mill, which is expected to begin its milling operations in 2013.

Also, our new rice mill construction continues advancing as planned. During 2011, $9.6 million dollars were invested in the Franck rice mill, which began its drying and storage operations during 2Q11 and its brown rice milling during August 2011. The mill is expected to commence its white rice production in the second half of 2012.

Inventories

End of Period Inventories				
Product	***Metric***	**3Q11**	**3Q10**	**Chg %**
Soybean	*tons*	43,145	35,395	21.9%
Corn [(1)]	*tons*	28,675	29,561	(3.0%)
Wheat [(2)]	*tons*	9,746	35,395	(72.5%)
Sunflower	*tons*	357	4,126	(91.4%)
Cotton	*tons*	3,774	934	304.3%
Rice	*tons*	83,825	35,454	136.4%
Coffee	*tons*	1,357	1,633	(16.9%)
Sugar	*tons*	32,778	60,552	(45.9%)
Ethanol	*m3*	62,743	71,324	(12.0%)

(1) Includes sorghum

(2) Includes barley

Variations in inventory levels between 3Q11 and 3Q10 are attributable to (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained, (ii)

22

3Q11

different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3Q11

Appendix

Market Outlook

Soft Commodity Prices

(30-06-2011=100)

140 130 120 110 100 90 80 70 60 50

6/30/2011 7/7/2011 7/14/2011 7/21/2011 7/28/2011 8/4/2011 8/11/2011 8/18/2011 8/25/2011 9/1/2011 9/8/2011 9/15/2011 9/22/2011 9/29/2011

Sugar Corn Soybean Wheat Cotton Coffee

Source: Thomson Reuters

Corn:

- The September 2011 corn future contract on the Chicago Board of Trade (CBOT) had an average price of $6.95/bushel in 3Q11, representing a 5% decrease compared to the July 2011 future contract in 2Q11 and a 65% increase compared to the September 2010 future contract in 3Q10.

- Due to dry and hot weather conditions in the Midwest region of the United States, especially in Indiana and Iowa, September 2011 future contract prices increased by 14% during August 2011.

- Although fundamentals remain tight, corn prices have been highly dependent on concerns about the European debt issues and decelerating economic activity in the United States and worldwide.

- According to a report published by the USDA on October 12, 2011, global corn ending stocks for 2011/12 harvest increased by 5.8 million tons, month-over-month, due to a 4.9 million ton increase in US stocks. Average yield estimate for the coming harvest remained unchanged at 148.1 bushels/acre.

- USDA’s Grain Stocks report of September 2011 showed a 2010/11 US corn carryover of 1,128 million bushels, above market estimates of 920 million bushels.

3Q11

- Ethanol producers continue to see positive margins since mid-June 2011. US ethanol exports are up 50% year-over-year, but the weaker Brazilian Real could lead local exports to be more competitive than US exports in the short term.

- Due to tight stocks in the United States, South American corn production will be very important to meet global demand. According to Companhia Nacional de Abastecimento (CONAB), corn planting in Brazil is expected to increase between 4% and 7% year-over-year. USDA’s corn production estimate of Brazil stands at 61 million tons for 2011/12 season, compared to 57.5 million tons in 2010/11 season. Recent rains in Argentina will help to develop planting. Depending on climatic issues, production could reach a record of 25-27 million tons in the 2011/12 harvest year, a 12% increase compared to the 2010/11 harvest year

Soybean:

- The average price for the September 2011 soybean future contract on CBOT was $13.55/bushel in 3Q11, representing a 0.4% decrease compared to July 2011 future contract in 2Q11 and a 31% increase compared to September 2011 future contract in 3Q10.

- The hot and dry weather in the Midwest region of the United States stressed soybean crops during August and weather was a market driver during that month. In addition, the global macroeconomic and financial situation is heavily influencing the soybean market.

- According to the October 12, 2011 USDA Report, global soybean ending stocks for the 2011/12 crop increased by 0.5 million tons. In the United States, soybean ending stocks were reported 0.1 million tons lower and exports were lowered by 1.1 million tons. The soybean supply outlook in the United States was estimated at 83.3 million tons, 0.7 million tons lower compared to the USDA report published in September. Current yield estimate is 41.5 bushels/acre. Harvested area in the United States totaled 73.7 million acres.

- The Grain Stocks report showed that soybeans stocks, as of September 1, 2011, stood at 215 million bushels, below market estimates of 225 million bushels.

- China is the world’s largest soy importer. The USDA forecast for China’s soybean imports in 2011/12 is 56.5 million tons. The CNGOIC (China National Grain and Oils Information Center) calculates that China will import 56 million tons in 2011/12.

- As per CONAB, Brazilian soybean forecast for soybean production is at 72-73 million tons for 2011/12 crop year. Private sources expect a year-over-year increase of harvested area of 3.8% to a record high of 25 million hectares and a range 74-77 million tons of production.

- In Argentina, the corn planted area will limit the growth of soybean plantings, and it could reach about 19 million hectares. Production forecast stands at 53 million tons for 2011/12.

Wheat:

- The September 2011 wheat future contract on CBOT had an average price of $6.87/bushel in 3Q11, a 7.8% decrease compared to July 2011 future contract in 2Q11 and a 5% increase compared to the September 2010 future contract in 3Q10.

- During 3Q11, wheat prices in CBOT were highly correlated with corn prices due to the feed use substitution. During August, wheat quotes were supported by drought conditions in the Southern Plains region of the United States and yield downgrades in the spring wheat.

3Q11

- India, the world’s second largest wheat producer, allowed 2 million tons of exports this season, after a four-year ban on wheat exports.

- USDA forecasts wheat exports of 8 million tons, 1 million tons below September estimates. Ukraine’s President signed the export tax elimination on wheat. Russian export prices remain the most competitive in the market, supported by the Ruble’s depreciation.

- According to the October 12, 2011 USDA Report, ending stock estimate in the United States is 837 million bushels, up from 761 million bushels in September 2011. Estimated average yield stood at 43.9 bushels/acre and production was pegged at 2,008 million bushels, compared to 2,077 in September 2011.

- As of September 30, 2011, 59% of US winter wheat estimated planting plan had been effectively planted, compared to a 5 year average of 69%. The national average has been heavily affected by the severe drought in Texas and Oklahoma.

- The Canadian harvest pace and crop quality continue to be above normal. Crop quality suggests a recovery from last season and this could bring a higher amount of protein into the market.

- In Argentina, the production estimate is 15 million tons for the 2011/12 harvest year.

Cotton:

- The average price for the September 2011 cotton future contract traded on ICE Futures U.S. (ICE) was US¢ 108.2/lb in 3Q11. This represents a 36% decrease compared to July 2011 future contract in 2Q11 and a 23.4% increase compared to the September 2010 future contract in 3Q10.

- The price of cotton is highly dependent on global macroeconomic and financial conditions. Lower global activity lowers cotton demand.

- According to the October 12, 2011 USDA Report, global cotton production will reach 12.19 million bales, 1.23 million bales higher than the September 2011 report production estimate. In addition, global ending stocks estimates published in the September 2011 report were marked up by 2.92 million bales.

- USDA’s production forecast for India and Pakistan was estimated at 500,000 and 200,000 bales higher than in the previous month, but Chinese production was lowered by 500,000 bales.

- The October 12, 2011 USDA Report showed United States cotton production of 16.61 million bales, 0.5 million bales higher than the September 2011 report production estimate, but 1.5 million bales lower than 2010/11 season, primarily due to the drought suffered in Texas. Ending stocks in the United States were reported at 3.9 million bales, 0.5 million above the 3.4 million estimate published in the September 2011 report.

Rice:

- The South American market for high quality milled rice stood at a $550/ton FOB price during 3Q11, compared to an average of $530/ton in 3Q10.

- The Thailand government’s rice mortgage scheme started on October 7, 2011. At that time, prices had already increased before the scheme was implemented and Thailand’s 100% B quoted rice stood at $570 PMT basis FOB Bangkok, with lack of interest from the buying side.

- In addition, India decided to sell 2 million tons of non-Basmati rice in the export market. Despite the pressure that India has been under, we expect that the Indian government will continue to be patient

3Q11

and monitor whether the decision to allow the export of 2 million tons of non-Basmati rice causes significant inflation in the domestic market before considering further increases in exporting volume.

- As of September 30, 2011, US crop production stood at 9.5 million tons (paddy basis), significantly below last year’s crop production, due to a reduction in planted area and flooding across the Mid-south region of the United States. Long grain prices in the United States have become detached from international markets and face increased competition from South American and Asian markets.

Coffee:

- The September 2011 coffee future contract traded on ICE at an average price of US¢256.3/lb in 3Q11, a 5.5% decrease compared to the July 2011 future contract in 2Q11 and a 47% increase compared to the September 2010 coffee future contract in 3Q10.

- The 2011/12 Brazilian crop is still in need of rain for healthy flowering to ensure the 62 to 64 million bags that the market needs to satisfy demand growth in the coming seasons. Frosts experienced in the Southern region of Brazil during 3Q11 did not have a material impact on the coffee crops.

- According to Fedecafe (Federacion Nacional de Cafeteros de Colombia), Colombian coffee production is estimated to be within the range of 10-10.5 million bags for 2011, compared to 9 million bags last year.

- Robusta 2011/12 global output is forecasted to reach a record of 57 million bags. Supply from Vietnam is calculated at a record 22 million bags and is expected to impact prices as the season begins.

Sugar and Ethanol:

- The development of the harvest in the Centre-South of Brazil did not improve as expected during 3Q11, which caused further downward production revisions in forecasts. In August 2011, UNICA released its new crush forecast of 510 million tons (23 million ton cut). However, other market players had even lower numbers, of which the lowest was from Canaplan of 476 million tons cane, as a result of the expected short tail to the harvest, extensive flowering reducing the TRS content in cane and the frost which reduced yields in many regions.

- Cane quality continued to disappoint when compared with 2010/11 figures (136 vs. 141 kgs TRS/ton cane up to September 30) and the pace of replanting was slower than recommended to recover yields, largely caused by excessive rains during the summer months inhibiting the planting of 18-month cane, as well as drier-than-normal weather restricting the increased planting of winter cane. Planting levels are expected to be not more than 12.5%, which will result in an even older cane field average for next year of 3.8 years.

- Concerns about production caused a new rally in sugar prices at ICE, which were 17% higher in 3Q11 than in 2Q11, reaching the 30 cts/lb level. The hydrous ethanol prices did not increase in 3Q11, but also did not have the usual downtrend that the curve normally follows during the peak of harvest thus creating less volatility but also a higher average price for the year.

- During the quarter, discussions about stricter regulations continued, though no new decisions were made except to reduce the blend from 25% to 20% from October 1, 2011 and onwards.

- In the international market, ethanol import and export arbitrage from and to the United States opened simultaneously driven by favorable exchange rates and an increase in advanced biofuel price premiums over the traditional corn-based ethanol prices. The summer weather in the Northern

3Q11

Hemisphere helped in the beet yields and in the Asian cane growth, yet it is still early to estimate how big the sugar surplus will be as recent floods in Asia and frost danger in Europe may impact output.

Segment Information - Reconciliation of Non-IFRS measures

(Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets.

We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets.

We believe that Adjusted EBITDA and Adjusted EBIT are for Adeocoagro and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

3Q11

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q11

$ thousands Crops Rice Dairy Coffee Cattle Farming Sugar Land Transformation Corporate Total

Sales of manufactured products and services rendered

111 22,547 - - 1,128 23,786 84,819 - - 108,605

Cost of manufactured products sold and services rendered

- (18,226) - - (179) (18,405) (44,177) - - (62,582)

Gross Profit from Manufacturing Activities

111 4,321 - - 949 5,381 40,642 - - 46,023

Sales of agricultural produce and biological assets

42,784 630 5,210 4,300 - 52,924 - - - 52,924

Cost of agricultural produce and biological assets

(42,784) (630) (5,210) (4,300) - (52,924) - - - (52,924)

Initial recog. and changes in FV of BA and agricultural produce

1,702 (45) 1,970 2,840 (137) 6,330 36,439 - - 42,768

Gain from changes in NRV of agricultural produce after harvest

4,207 - - 1,128 - 5,335 - - - 5,336

Gross Profit from Agricultural Activities

5,909 (45) 1,970 3,968 (137) 11,665 36,439 - - 48,104

Margin Before Operating Expenses

6,020 4,276 1,970 3,968 812 17,046 77,081 - - 94,127

General and administrative expenses

(1,427) (1,280) (170) (254) (78) (3,209) (5,188) - (8,710) (17,107)

Selling expenses

(782) (3,940) (127) (77) (14) (4,940) (13,358) - - (18,299)

Other operating income, net

6,148 125 - 1,990 (2) 8,261 4,526 - 343 13,130

Share of gain/(loss) of joint ventures

- - 13 - - 13 - - - 13

Profit from Operations Before Financing and Taxation

9,959 (819) 1,686 5,627 718 17,171 63,061 - (8,367) 71,865

(-) Initial recog. and changes in F.V. of long term BA (unrealized)

- - (36) (3,055) - (3,091) (30,868) - - (33,959)

Adjusted EBIT

9,959 (819) 1,650 2,572 718 14,081 32,193 - (8,367) 37,906

(-) Depreciation PPE

282 882 169 130 42 1,505 10,692 - - 12,197

Adjusted EBITDA

10,241 63 1,819 2,702 760 15,585 42,885 - (8,367) 50,103

Reconciliation to Profit/(Loss)

Adjusted EBITDA 50,103

(+) Initial recog. and changes in F.V. of BA (unrealized) 33,959

(+) Depreciation PPE (12,197)

(+) Financial result, net (32,637)

(+) Income Tax (Charge)/Benefit (9,148)

Profit/(Loss) for the Period 30,080

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q10

$ thousands Crops Rice Dairy Coffee Cattle Farming Sugar Land Transformation Corporate Total

Sales of manufactured products and services rendered

27 12,925 - - 1,040 13,993 73,264 - - 87,257

Cost of manufactured products sold and services rendered

- (12,091) - - - (12,091) (49,518) - - (61,609)

Gross Profit from Manufacturing Activities

27 834 - - 1,040 1,902 23,745 - - 25,648

Sales of agricultural produce and biological assets

29,961 1,590 4,092 649 37 36,328 - - - 36,328

Cost of agricultural produce and biological assets

(29,961) (1,590) (4,092) (649) (37) (36,328) - - - (36,328)

Initial recog. and changes in FV of BA and agricultural produce

3,032 229 1,588 (674) 28 4,203 (27,615) - - (23,411)

Gain from changes in NRV of agricultural produce after harvest

7,150 - - 43 - 7,193 - - - 7,193

Gross Profit from Agricultural Activities

10,183 229 1,588 (631) 28 11,396 (27,615) - - (16,218)

Margin Before Operating Expenses

10,210 1,063 1,588 (631) 1,068 13,298 (3,869) - - 9,430

General and administrative expenses

(859) (404) (780) (83) (190) (2,315) (5,637) - (4,965) (12,918)

Selling expenses

(587) (1,785) (79) (90) (22) (2,564) (12,818) - - (15,381)

Other operating income, net

(1,732) 68 - (611) 87 (2,188) (670) - 1,392 (1,466)

Share of gain/(loss) of joint ventures

- - - - - - - - - -

Profit from Operations Before Financing and Taxation

7,032 (1,057) 730 (1,414) 943 6,232 (22,996) - (3,573) (20,335)

(-) Initial recog. and changes in F.V. of long term BA (unrealized)

- - 82 95 (343) (167) 34,824 - - 34,657

Adjusted EBIT

7,033 (1,057) 811 (1,320) 600 6,067 11,828 - (3,573) 14,323

(-) Depreciation PPE

136 555 88 107 98 985 10,767 - - 11,752

Adjusted EBITDA

7,169 (502) 899 (1,212) 698 7,051 22,596 - (3,573) 26,074

Reconciliation to Profit/(Loss)

Adjusted EBITDA

26,074

(+) Initial recog. and changes in F.V. of BA (unrealized)

(34,657)

(+) Depreciation PPE

(11,752)

(+) Financial result, net

(3,329)

(+) Income Tax (Charge)/Benefit

4,697

Profit/(Loss) for the Period

(18,967)

adecoagro
3Q11

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M11										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	287	56,431	-	713	3,473	60,904	193,879	-	-	254,783
Cost of manufactured products sold and services rendered	-	(47,946)	-	(629)	(370)	(48,945)	(109,723)	-	-	(158,668)
Gross Profit from Manufacturing Activities	287	8,485	-	84	3,103	**11,959**	**84,156**	-	-	**96,115**
Sales of agricultural produce and biological assets	118,757	665	14,173	7,504	518	141,617	-	-	-	141,617
Cost of agricultural produce and biological assets	(118,757)	(665)	(14,173)	(7,504)	(518)	(141,617)	-	-	-	(141,617)
Initial recog. and changes in FV of BA and agricultural produce	38,732	8,230	5,394	5,178	214	57,748	40,990	-	-	98,738
Gain from changes in NRV of agricultural produce after harvest	10,039	-	-	(635)	-	9,404	-	-	-	9,404
Gross Profit from Agricultural Activities	48,771	8,230	5,394	4,543	214	**67,152**	**40,990**	-	-	**108,142**
Margin Before Operating Expenses	49,058	16,715	5,394	4,627	3,317	**79,111**	**125,146**	-	-	**204,257**
General and administrative expenses	(6,233)	(5,296)	(968)	(889)	(242)	(13,628)	(16,453)	-	(20,534)	(50,615)
Selling expenses	(1,595)	(9,545)	(315)	(312)	(41)	(11,808)	(30,564)	-	-	(42,372)
Other operating income, net	3,101	238	-	2,231	(2)	5,568	6,937	-	321	12,826
Share of gain/(loss) of joint ventures	-	-	(337)	-	-	(337)	-	-	-	(337)
Profit from Operations Before Financing and Taxation	44,331	2,112	3,774	5,657	3,032	**58,906**	**85,066**	-	**(20,213)**	**123,759**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,521)	(2,238)	-	(3,759)	(20,218)	-	-	(23,977)
Adjusted EBIT	44,331	2,112	2,253	3,419	3,032	**55,147**	**64,848**	-	**(20,213)**	**99,782**
(-) Depreciation PPE	940	2,233	401	411	162	4,147	22,038	-	-	26,185
Adjusted EBITDA	45,271	4,345	2,654	3,830	3,194	**59,294**	**86,886**	-	**(20,213)**	**125,967**

Reconciliation to Profit/(Loss)	
Adjusted EBITDA	**125,967**
(+) Initial recog. and changes in F.V. of BA (unrealized)	23,977
(+) Depreciation PPE	(26,185)
(+) Financial result, net	(43,680)
(+) Income Tax (Charge)/Benefit	(21,902)
Profit/(Loss) for the Period	**58,177**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M10										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	211	43,693	-	2,709	2,748	49,362	124,555			173,917
Cost of manufactured products sold and services rendered	-	(38,783)	-	(2,546)	-	(41,329)	(95,840)			(137,169)
Gross Profit from Manufacturing Activities	211	4,910	-	163	2,748	**8,033**	**28,715**			**36,747**
Sales of agricultural produce and biological assets	89,797	1,743	10,043	1,959	1,379	104,920	49			104,969
Cost of agricultural produce and biological assets	(89,797)	(1,743)	(10,043)	(1,959)	(1,379)	(104,920)	(49)			(104,969)
Initial recog. and changes in FV of BA and agricultural produce	23,390	2,571	6,795	(513)	552	32,795	(109,762)			(76,967)
Gain from changes in NRV of agricultural produce after harvest	6,287	-	-	1,024	-	7,311	-			7,311
Gross Profit from Agricultural Activities	29,677	2,571	6,795	511	552	**40,106**	**(109,762)**			**(69,656)**
Margin Before Operating Expenses	29,888	7,481	6,795	674	3,300	**48,138**	**(81,047)**			**(32,908)**
General and administrative expenses	(4,544)	(2,571)	(2,087)	(499)	(370)	(10,070)	(15,031)		(16,471)	(41,573)
Selling expenses	(1,247)	(5,989)	(245)	(559)	(163)	(8,202)	(24,634)		-	(32,836)
Other operating income, net	(326)	152	-	(570)	74	(669)	7,968		822	8,122
Share of gain/(loss) of joint ventures	-	-	(220)	-	-	(220)	-			(220)
Profit from Operations Before Financing and Taxation	23,772	(926)	4,244	(954)	2,843	**28,977**	**(112,744)**		**(15,649)**	**(99,415)**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(2,974)	884	(343)	(2,433)	117,120			114,687
Adjusted EBIT	23,772	(926)	1,269	(70)	2,500	**26,545**	**4,376**		**(15,649)**	**15,272**
(-) Depreciation PPE	1,074	1,505	274	160	307	3,320	22,382			25,702
Adjusted EBITDA	24,845	579	1,543	90	2,807	**29,864**	**26,758**		**(15,649)**	**40,973**

Reconciliation to Profit/(Loss)	
Adjusted EBITDA	**40,973**
(+) Initial recog. and changes in F.V. of BA (unrealized)	(114,687)
(+) Depreciation PPE	(25,702)
(+) Financial result, net	(19,479)
(+) Income Tax (Charge)/Benefit	29,347
Profit/(Loss) for the Period	**(89,547)**

30

adecoagro

3Q11

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income						
$ thousands	3Q11	3Q10	Chg %	9M11	9M10	Chg %
Sales of manufactured products and services rendered	108,605	87,257	24.5%	254,783	173,917	46.5%
Cost of manufactured products sold and services rendered	(62,582)	(61,609)	1.6%	(158,668)	(137,169)	15.7%
Gross Profit from Manufacturing Activities	**46,023**	**25,648**	**79.4%**	**96,115**	**36,748**	**161.6%**
Sales of agricultural produce and biological assets	52,924	36,328	45.7%	141,617	104,969	34.9%
Cost of agricultural produce sold and direct agricultural selling expenses	(52,924)	(36,328)	45.7%	(141,617)	(104,969)	34.9%
Initial recognition and changes in fair value of biological assets and agricultural produce	42,769	(23,411)	- %	98,738	(76,967)	- %
Changes in net realizable value of agricultural produce after harvest	5,335	7,193	(25.8%)	9,404	7,311	28.6%
Gross Profit/(Loss) from Agricultural Activities	**48,104**	**(16,218)**	**- %**	**108,142**	**(69,656)**	**- %**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**94,127**	**9,430**	**898.2%**	**204,257**	**(32,908)**	**-**
General and administrative expenses	(17,107)	(12,918)	32.4%	(50,615)	(41,573)	21.7%
Selling expenses	(18,298)	(15,381)	19.0%	(42,372)	(32,836)	29.0%
Other operating income/(loss), net	13,130	(1,466)	-	12,826	8,122	57.9%
Share of (loss)/benefit of joint ventures	13	-	- %	(337)	(220)	53.2%
Gain/(Loss) from Operations Before Financing and Taxation	**71,865**	**(20,335)**	**-**	**123,759**	**(99,415)**	**-**
Finance income	5,874	6,956	(15.6%)	5,969	9,364	(36.3%)
Finance costs	(38,511)	(10,285)	274.4%	(49,649)	(28,843)	72.1%
Financial results, net	(32,637)	(3,329)	880.4%	(43,680)	(19,479)	124.2%
Gain/(Loss) Before Income Tax	**39,228**	**(23,664)**	**- %**	**80,079**	**(118,894)**	**- %**
Income tax (charge)/benefit	(9,148)	4,697	- %	(21,902)	29,347	- %
Gain/(Loss) for the Period	**30,080**	**(18,967)**	**- %**	**58,177**	**(89,547)**	**- %**

31

3Q11

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows

$ thousands 9M11 9M10

Cash flows from operating activities:

Gain/(Loss) for the period 58,177 (89,547)

Adjustments for:

Income tax charge/(benefit) 21,902 (29,347)

Depreciation 25,902 25,435

Amortization 283 266

Gain from disposal of other property items (203) (329)

Equity settled shared-based compensation granted 2,935 1,417

Gain from derivative financial instruments and forwards (6,936) (11,307)

Interest and other expense, net 27,177 25,836

Initial recognition and changes in fair value of biological assets (unrealized) (40,788) 106,264

Changes in net realizable value of agricultural produce after harvest (unrealized) (150) (3,007)

Provision and allowances (3,802) (831)

Share of loss from joint venture 337 220

Foreign exchange (losses)/gains, net 8,599 (2,771)

Changes in operating assets and liabilities: - -

(Increase)/Decrease in trade and other receivables (20,015) 3,788

Increase in inventories (87,547) (26,809)

Decrease in biological assets 41,461 28,631

(Increase)/Decrease in other assets (26) 9

Decrease in derivative financial instruments 569 773

Increase/(Decrease) in other payables 11,687 (6,370)

Increase in payroll and social security liabilities 4,799 7,266

(Decrease)/Increase in provisions for other liabilities (2) 119

Net cash generated from operating activities before interest and taxes paid 44,359 29,706

Interest paid (25,556) (21,928)

Income tax paid (13,763) (4,490)

Net cash generated in operating activities 5,040 3,288

Cash flows from investing activities:

Acquisition of subsidiaries, net of cash acquired (11,617) (7,872)

Purchases of property, plant and equipment (34,453) (77,735)

Purchase of cattle and non current biological assets planting cost (43,000) (30,377)

Purchases of intangible assets (135) (30)

Proceeds from disposal of subsidiary - 5,475

Interest received 4,423 1,514

Proceeds from sale of property, plant and equipment 681 1,175

Proceeds from sale of farmlands 7,460 -

Payment of deferred consideration for subsidiaries acquired (6,347) -

Increase in short-term investments (48,000) -

Net cash used in investing activities (130,988) (107,850)

Cash flows from financing activities:

Net proceeds from IPO and Private Placement 421,778 -

Proceeds from long-term borrowings 6,474 78,048

Payments of long-term borrowings (72,145) (14,422)

Net increase in short-term borrowings 14,537 22,160

Net cash generated from financing activities 370,644 85,786

Net increase/(decrease) in cash and cash equivalents 244,697 (18,776)

Cash and cash equivalents at beginning of period 70,269 74,806

Effect of exchange rate changes on cash and cash equivalents (22,535) 4,591

Cash and cash equivalents at end of period 292,431 60,621

Chg %

- % - % 1.8% 6.4% (38.3%) 107.1% (38.7%) 5.2% - % (95.0%) 357.5% 53.2% - %

- % 226.6% 44.8% - % (26.4%) - % (34.0%) - % 49.3% 16.5% 206.5% 53.3% 47.6% (55.7%) 41.6% 350.0% - % 192.1% (42.0%) - % - % - % 21.5% - % (91.7%) 400.2% (34.4%) 332.1% - % (6.1%) - % 382.4%

adecoagro 3Q11

Condensed Consolidated Interim Balance sheet

Statement of Financial Position			
$ thousands	**September 30, 2011**	**December 31, 2010**	**Chg %**
ASSETS			
Non-Current Assets			
Property, plant and equipment	729,317	751,992	(3.0%)
Investment property	29,711	21,417	38.7%
Intangible assets	32,072	28,653	11.9%
Biological assets	185,239	133,593	38.7%
Investments in joint ventures	5,333	6,271	(15.0%)
Deferred income tax assets	48,210	67,463	(28.5%)
Trade and other receivables	18,398	30,752	(40.2%)
Other assets	52	26	100.0%
Total Non-Current Assets	**1,048,332**	**1,040,167**	**0.8%**
Current Assets			
Biological assets	26,277	53,164	(50.6%)
Inventories	134,308	57,170	134.9%
Trade and other receivables	144,006	119,205	20.8%
Derivative financial instruments	10,222	876	1,066.9%
Short-term investments	48,000	-	- %
Cash and cash equivalents	292,430	70,269	316.2%
Total Current Assets	**655,243**	**300,684**	**117.9%**
TOTAL ASSETS	**1,703,575**	**1,340,851**	**27.1%**
SHAREHOLDER'S EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	180,749	120,000	50.6%
Share premium	926,002	563,343	64.4%
Cumulative translation adjustment	(89,255)	11,273	- %
Equity-settled compensation	14,714	13,659	7.7%
Other reserves	(552)	-	- %
Retained earnings	58,606	257	**22,703.9%**
Equity attributable to equity holders of the parent	**1,090,264**	708,532	53.9%
Non controlling interest	14,650	**14,570**	**0.5%**
TOTAL SHAREHOLDER'S EQUITY	**1,104,914**	**723,102**	**52.8%**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	8,362	11,785	(29.0%)
Borrowings	184,920	250,672	(26.2%)
Deferred income tax liabilities	110,114	111,495	(1.2%)
Payroll and social security liabilities	1,270	1,178	7.8%
Provisions for other liabilities	3,569	4,606	**(22.5%)**
Total Non-Current Liabilities	**308,235**	**379,736**	**(18.8%)**
Current Liabilities			
Trade and other payables	103,165	69,236	49.0%
Current income tax liabilities	3,994	978	308.4%
Payroll and social security liabilities	20,185	15,478	30.4%
Borrowings	149,872	138,800	8.0%
Derivative financial instruments	11,899	8,920	33.4%
Provisions for other liabilities	1,311	4,601	(71.5%)
Total Current Liabilities	**290,426**	**238,013**	**22.0%**
TOTAL LIABILITIES	**598,661**	**617,749**	**(3.1%)**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,703,575**	**1,340,851**	**27.1%**

33